Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No             X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MATERIAL NOTICE

São Paulo, August 2, 2017 – Ultrapar Participações S.A., in addition to the Material Notices released on June 12, 2016 and February 1, 2017 and the Market Announcements released on December 12, 2016, May 17, 2017 and June 22, 2017, hereby informs that the Court of Appeals of Brazil’s antitrust authority (CADE) voted, today, the Concentration Act no. 08700.006444/2016-49 and, despite all the efforts endeavored by the applicants throughout the analysis of the Concentration Act and the negotiations conducted with the Court of Appeals, the Court blocked the transaction.

Due to non-compliance of one of the conditions precedent to the consummation of the acquisition of Alesat Combustíveis S.A., by Ipiranga Produtos de Petróleo S.A., as established in Law 12,529/11 and in the sale and purchase agreement entered into on June 12, 2016, the contract is automatically resolved without any penalty from either party.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer

(Material Notice)